Exhibit 99.1

VimpelCom to transfer to NASDAQ

Special General Meeting set for September 25, 2013

Amsterdam (August 7, 2013), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), a leading global provider of telecommunications services, today announces that its Supervisory Board has approved the transfer of the listing of its American Depositary Shares (“ADSs”) to the NASDAQ Global Select Market. VimpelCom will concurrently delist its ADSs from the New York Stock Exchange. VimpelCom expects to commence trading on The NASDAQ Stock Market on September 10, 2013.

The Company believes the transfer to NASDAQ will provide VimpelCom shareholders with strong execution and liquidity, while offering the Company an expanded and cost effective set of listing and corporate services.

VimpelCom stock will continue to trade under the ticker symbol “VIP”.

The Company’s Supervisory Board has scheduled a Special General Meeting of shareholders (“SGM”) for September 25, 2013 to approve mainly technical amendments to VimpelCom’s bye-laws in connection with the transfer to NASDAQ. The record date for the SGM has been set for August 19, 2013.

Further details on the agenda and procedural matters related to the SGM will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the SGM.

Disclaimer

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to VimpelCom’s transfer to NASDAQ and the benefits relating thereto. These forward-looking statements reflect current expectations and projections about future events at the time, and thus involve uncertainty and risk. The actual outcome may differ materially from these statements and there can be no assurance that such expectations will prove to have been correct. Certain factors that could cause actual outcomes to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company undertakes no obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2013 VimpelCom had 215 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

2